FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 15, 2005.

Luxottica Group Net Sales for Fiscal Year 2004

Up Year-Over-Year by 14.1 percent

Milan, Italy - February 15, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three- and twelve-month periods ended December 31, 2004. Consolidated results for the quarter and the full year include the consolidation of the Cole National business as of October 4, 2004.

Consolidated financial highlights

Fiscal Year 2004

•                  Sales: €3,223.9 million (+14.1%, +21.6% assuming constant exchange rates(1))

-                  Retail sales: €2,315.8 million (+15.7%); Retail comparable store sales(2): +4.2%

-                  Wholesale sales: €1,094.3 million (+10.0%)

•                  Operating income: €492.8 million (+14.1%); Operating margin: 15.3%

-                  Retail operating income: €310.3 million (+15.0%); Retail Operating margin: 13.4%

-                  Wholesale operating income: €233.1 million (+22.0%); Wholesale operating margin: 21.3%

•                  Net income: €286.9 million (+7.3%); Net margin: 8.9%

•                  Earnings per share: €0.64 (US$0.80 per ADS)

Fourth quarter of 2004

•                  Sales: €941.7 million (+31.0%,+41.7% assuming constant exchange rates(3))

-                  Retail sales: €730.1 million (+37.3%); Retail comparable store sales(4): +4.1%

-                  Wholesale sales: €258.2 million (+16.7%)

•                  Operating income: €104.5 million (+5.5%);  Operating margin: 11.1%

-                  Retail operating income: €74.4 million (+25.0%); Retail operating margin: 10.2%

-                  Wholesale operating income: €45.4 million (+20.6%); Wholesale operating margin: 17.6%

•                  Net income: €59.8 million (+0.2%); Net margin: 6.3%

•                  Earnings per share: €0.13 (US$0.17 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “This was a particularly strong year for our entire organization, both in retail and wholesale. All our optical and sun retail brands, from LensCrafters to Sunglass Hut to OPSM Group, performed well above industry trends, especially in terms of profitability. In wholesale, our strong fashion and house brands, which include Ray-Ban, the best-selling sun and prescription brand in the world, continued to strengthen their position in key markets worldwide, testifying to the overall strength of our portfolio. Within this context, wholesale sales to third parties rose by 13.2 percent, reflecting an improvement in the trend for the year.”

“During the final quarter of the year, from a retail perspective in North America we focused on the integration of the important Cole National business, the success of which is key for our Group. As of today, all is on track with no surprises.”

Strong free cash flow generation was once again one of the main highlights of Luxottica Group results. In fact, consolidated net outstanding debt as of December 31, 2004, was €1,711.3 million, compared with €1,470.4 million as of December 31, 2003, reflecting a net increase of €240.9 million. This result included a total consideration of approximately €600 million for the Cole National acquisition as well as €95.5 million in dividend paid.

For the full year, the tax rate was 35.4 percent, compared with a tax rate of 30.1 percent for fiscal year 2003.

Forecast for fiscal year 2005

Luxottica Group, based on a €1 = US$1.30 average exchange rate for the full year and an expected tax rate of between 37 percent and 40 percent, forecasts the following results for fiscal year 2005:

•                  Sales: from €4,000 million to €4,150 million

•                  Earnings per share: from €0.68 to €0.70 (earnings per ADS from US$0.88 to US$0.91)

•                  Net debt/EBITDA: from 2.0x to 2.2x(5)

Luxottica Group’s consolidated results for the fourth quarter and fiscal year 2004 were approved today by its Board of Directors.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Australia and Poland; one 75%-owned subsidiary in Israel; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the United Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ’s Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired control of OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2004, Luxottica Group posted net sales and net income respectively of €3,223.9 and €286.9 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks,

uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Manager, Investor Relations

Email : AlessandraSenici@Luxottica.com

Tel.: +39 (02) 8633-4665

- TABLES TO FOLLOW -

(1) Excludes the impact of fluctuations in currency exchange rates in the translation of operating results into Euro.  See notes to attached tables for more information.

(2) Comparable store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area.

(3) Excludes the impact of fluctuations in currency exchange rates in the translation of operating results into Euro.  See notes to attached tables for more information.

(4) Comparable store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area.

(5) The ratio of net debt to EBITDA is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  See notes to attached tables for more information.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
DECEMBER 31, 2004 AND DECEMBER 31, 2003

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2004	2003	% Change

NET SALES	941,651	718,682	31.0%

NET INCOME	59,756	59,613	0.2%

EARNINGS PER SHARE (ADS) (2)	0.13	0.13

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.13	0.13

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2004	2003	% Change

NET SALES	1,221,133	853,938	43.0%

NET INCOME	77,491	70,832	9.4%

EARNINGS PER SHARE (ADS) (2)	0.17	0.16

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.17	0.16

Notes :

	2004	2003
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2968	1.1882
(2) Weighted average number of outstanding shares	448,611,400	447,989,477
(3) Fully diluted average number of shares	451,054,240	450,098,499
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND DECEMBER 31, 2003

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2004	2003	% Change

NET SALES	3,223,896	2,824,636	14.1%

NET INCOME	286,874	267,343	7.3%

EARNINGS PER SHARE (ADS) (2)	0.64	0.60

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.64	0.59

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2004	2003	% Change

NET SALES	4,008,915	3,193,816	25.5%

NET INCOME	356,728	302,285	18.0%

EARNINGS PER SHARE (ADS) (2)	0.80	0.67

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.79	0.67

Notes :	2004	2003
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2435	1.1307
(2) Weighted average number of outstanding shares	448,275,028	448,664,413
(3) Fully diluted average number of shares	450,360,942	450,202,173
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
DECEMBER 31, 2004 AND DECEMBER 31, 2003

In thousands of Euro (1)	4Q04	% of sales	4Q03	% of sales	% Change

NET SALES	941,651	100.0%	718,682	100.0%	31.0%
COST OF SALES	(315,738)		(225,483)
GROSS PROFIT	625,913	66.5%	493,199	68.6%	26.9%
OPERATING EXPENSES:
SELLING EXPENSES	(351,131)		(271,928)
ROYALTIES	(13,275)		(9,104)
ADVERTISING EXPENSES	(50,720)		(41,691)
GENERAL AND ADMINISTRATIVE EXPENSES	(93,106)		(61,286)
TRADEMARK AMORTIZATION	(13,155)		(10,077)
TOTAL	(521,387)		(394,085)
OPERATING INCOME	104,526	11.1%	99,114	13.8%	5.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(18,657)		(12,059)
INTEREST INCOME	2,102		2,122
OTHER - NET	11,415		(1,959)
OTHER INCOME (EXPENSES) NET	(5,140)		(11,895)
INCOME BEFORE PROVISION FOR INCOME TAXES	99,386	10.6%	87,219	12.1%	13.9%
PROVISION FOR INCOME TAXES	(37,632)		(26,490)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	61,754		60,729
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,998)		(1,117)
NET INCOME	59,756	6.3%	59,613	8.3%	0.2%
EARNINGS PER SHARE (ADS)(1)	0.13		0.13
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.13		0.13

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,611,400		447,989,477
FULLY DILUTED AVERAGE NUMBER OF SHARES	451,054,240		450,098,499

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

In thousands of Euro (1)	2004	% of sales	2003	% of sales	% Change

NET SALES	3,223,896	100.0%	2,824,636	100.0%	14.1%
COST OF SALES	(1,010,793)		(878,340)
GROSS PROFIT	2,213,103	68.6%	1,946,296	68.9%	13.7%
OPERATING EXPENSES:
SELLING EXPENSES	(1,125,942)		(1,008,687)
ROYALTIES	(51,002)		(41,537)
ADVERTISING EXPENSES	(198,102)		(183,252)
GENERAL AND ADMINISTRATIVE EXPENSES	(300,095)		(243,717)
TRADEMARK AMORTIZATION	(45,148)		(37,316)
TOTAL	(1,720,289)		(1,514,509)
OPERATING INCOME	492,814	15.3%	431,787	15.3%	14.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(56,115)		(47,117)
INTEREST INCOME	6,662		5,922
OTHER - NET	13,792		(799)
OTHER INCOME (EXPENSES) NET	(35,661)		(41,994)
INCOME BEFORE PROVISION FOR INCOME TAXES	457,153	14.2%	389,793	13.8%	17.3%
PROVISION FOR INCOME TAXES	(161,665)		(117,328)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	295,488		272,465
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(8,614)		(5,122)
NET INCOME	286,874	8.9%	267,343	9.5%	7.3%
EARNINGS PER SHARE (ADS) (1)	0.64		0.60
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.64		0.59

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,275,028		448,664,413
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,360,942		450,202,173

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004, AND DECEMBER 31, 2003

In thousands of Euro	December 31, 2004	December 31, 2003

CURRENT ASSETS:
CASH	257,349	299,937
ACCOUNTS RECEIVABLE	406,437	353,516
SALES AND INCOME TAXES RECEIVABLE	33,120	34,259
INVENTORIES	433,158	404,216
PREPAID EXPENSES AND OTHER	69,149	50,714
DEFERRED TAX ASSETS - CURRENT	104,508	124,451
TOTAL CURRENT ASSETS	1,303,723	1,267,093

PROPERTY, PLANT AND EQUIPMENT - NET	599,245	497,435

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,473,053	2,093,612
INVESTMENTS	156,988	13,055
OTHER ASSETS	23,040	41,476
SALES AND INCOME TAXES RECEIVABLES	9	5
TOTAL OTHER ASSETS	2,653,089	2,148,148

TOTAL	4,556,057	3,912,676

CURRENT LIABILITIES:
BANK OVERDRAFTS	289,459	516,905
CURRENT PORTION OF LONG-TERM DEBT	404,317	390,935
ACCOUNTS PAYABLE	222,550	178,616
ACCRUED EXPENSES AND OTHER	378,902	218,388
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	8,802	7,423
INCOME TAXES PAYABLE	12,721	11,011
TOTAL CURRENT LIABILITIES	1,316,753	1,323,278

LONG TERM LIABILITIES:
LONG TERM DEBT	1,274,905	862,492
LIABILITY FOR TERMINATION INDEMNITIES	52,656	47,241
DEFERRED TAX LIABILITIES - NON CURRENT	215,891	161,102
OTHER	176,486	124,157
TOTAL LONG TERM LIABILITIES	1,719,938	1,194,992

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	23,760	19,872

SHAREHOLDERS’ EQUITY:
455,205,473 ORDINARY SHARES AUTHORIZED AND ISSUED - 448,770,687 SHARES OUTSTANDING	27,312	27,269
NET INCOME	286,874	267,343
RETAINED EARNINGS	1,181,421	1,079,922
TOTAL SHAREHOLDERS’ EQUITY	1,495,607	1,374,534

TOTAL	4,556,057	3,912,676

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2004, AND DECEMBER 31, 2003

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Retail (in thousand of U.S. Dollars)	Inter-Segments Transaction and Corporate Adj.	Consolidated
2004

Net Sales	1,094,298	2,315,783	2,892,712	(186,185)	3,223,896
EBITDA	280,785	389,903	486,263	(25,123)	645,564
% of sales	25.7%	16.8%			20.0%
Operating income	233,129	310,340	386,857	(50,655)	492,814
% of sales	21.3%	13.4%			15.3%

Capital Expenditure	31,367	86,053	107,181	—	117,420

Depreciation & Amortization	47,656	79,563	99,406	25,532	152,750
Assets	1,566,086	1,211,781	1,640,509	1,778,191	4,556,057

2003 As reported

Net Sales	995,109	2,002,264	2,263,960	(172,737)	2,824,636
EBITDA	236,324	338,456	382,692	(8,154)	566,626
% of sales	23.7%	16.9%			20.1%
Operating income	191,116	269,851	305,120	(29,180)	431,787
% of sales	19.2%	13.5%			15.3%

Capital Expenditure	23,580	57,708	65,250	—	81,288

Depreciation & Amortization	45,208	68,606	77,573	21,026	134,840
Assets	1,528,074	876,661	1,104,329	1,507,941	3,912,676

2003 As adjusted (1)

Net Sales	995,109	2,432,255	2,765,475	(174,080)	3,253,284
EBITDA	236,324	376,625	427,085	(8,155)	604,795
% of sales	23.7%	15.5%			18.6%
Operating income	191,116	291,418	330,113	(35,511)	447,023
% of sales	19.2%	12.0%			13.7%

Depreciation & Amortization	45,208	85,207	96,972	27,357	157,772

Notes :

(1)         These consolidated adjusted amounts  are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of OPSM Group and Cole National for both years 2003 and 2004. They reflect the consolidation of OPSM Group results for the entire year ended December 31, 2003 (as it is in 2004) and the consolidation of Cole National results for the last three months of 2003 (as it is in 2004). This information does not purport to be indicative of the actual result that would  have been achieved had the OPSM Group acquisition been completed as of January 1, 2003, and the Cole National acquisition been completed as of October 4, 2003.

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES

FOR THE THREE-MONTH PERIODS AND THE YEARS ENDED DECEMBER 31, 2004,

AND DECEMBER 31, 2003, ASSUMING CONSTANT EXCHANGE RATES

In million of Euro	4Q 2003 U.S. GAAP results	4Q 2004 U.S. GAAP results	Adjustment for constant exchange rates	4Q 2004 adjusted results

Consolidated net sales	718.7	941.7	76.4	1,018.1

Manufacturing/wholesale net sales	221.2	258.2	7.8	266.0

Retail net sales	531.8	730.1	72.1	802.2

In million of Euro	12M 2003 U.S. GAAP results	12M 2004 U.S. GAAP results	Adjustment for constant exchange rates	12M 2004 adjusted results

Consolidated net sales	2,824.6	3,223.9	209.9	3,433.8

Manufacturing/wholesale net sales	995.1	1,094.3	33.0	1,127.3

Retail net sales	2,002.3	2,315.8	191.1	2,506.9

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investement community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the whole year 2004 and the whole year 2003 and the fourth quarter of 2004 and the fourth quarter of 2003 are calculated using for each currency the average exchange rate for the whole year and the three-month period ended December 31, 2003. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: February 15, 2005	ENRICO CAVATORTA,
CHIEF FINANCIAL OFFICER